Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

December 29, 2023

Via EDGAR

Ms. Jennie Beysolow

Mr. Dietrich King

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Epsium Enterprise Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted November 22, 2023

CIK No. 0001883437

Dear Ms. Beysolow and Mr. King:

This letter is in response to the letter dated December 7, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Epsium Enterprise Limited (the “Company”, “we”, or “our”) relating to the confidential filing of the second amendment to draft Registration Statement on Form F-1 with the Commission on November 22, 2023 (the “Draft Amendment No. 2”) in connection with its application for a listing on the Nasdaq Capital Market (the “Proposed Listing”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover page

1.	We note your revised disclosure in response to comment 1 in our letter dated August 9, 2023. Please further revise this disclosure to add that your company structure, which is comprised of entities in Macau and Hong Kong, involves unique risks to investors. In addition, please disclose that Chinese regulatory authorities could disallow your company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response:

In response to the Staff’s comments, we revised the relevant disclosure on the Cover Page of the Registration Statement.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

2.	We note your revised disclosure in response to comment 2 in our letter dated August 9, 2023. Please further revise your discussion in the eighth paragraph on the cover page to disclose that the various legal and operational risks and uncertainties could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

In response to the Staff’s comments, we revised the relevant disclosure on the Cover Page of the Registration Statement.

3.	We note your revised disclosure in response to comment 4 in our letter dated August 9, 2023. Please further revise your disclosure in the fourth paragraph on the cover page, as well as the related risk factor disclosure, to discuss to what extent the company believes that it is compliant with the laws/regulations in Hong Kong that have been issued. Please also provide the same type of disclosure for Macau.

Response:

In response to the Staff’s comments, we revised the relevant disclosure on the Cover Page of the Registration Statement.

Summary of Risk Factors

Risks Related to Doing Business in Macau and Risks Related to the PRC, page 4

4.	We note your revised disclosure in response to comment 10 in our letter dated August 9, 2023 and reissue. Please revise to expand your disclosure and discuss the risk that due to the PRC government’s sovereign power over Hong Kong and Macau, the Chinese government may intervene or influence your operations at any time, or may exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers and that such risk could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard we note your disclosure that if “the PRC government exercises its sovereign power by adopting new laws, regulations, or policies to exert oversight and supervision over offerings conducted overseas and/or foreign investment in Macau-based issuers and to intervene or influence operations in Macau of Macau entities such as [y]our Macau operating entity, however unlikely in each instance, it may negatively impact [y]our ability to maintain our current corporate structure, conduct business, accept foreign investments, list on a U.S. or other foreign exchange. It may also affect [y]our ability to offer or continue to offer securities to investors and significantly affect the value of such securities.”

Response:

In response to the Staff’s comments, we revised and further updated the related disclosure in “Prospectus Summary – Summary of Risk Factors – Risks Related to Doing Business in Macau and Risks Related to the PRC” on page 4 of the Registration Statement.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

Risk Factors, page 15

5.	Given the PRC government’s sovereign power over Hong Kong and Macau and therefore its ability to have significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Response:

In response to the Staff’s comments, we added the relevant disclosure in “Risk Factors – Risks Related to Our Business and Industry – Our company structure is comprised of a holding company that holds directly or indirectly subsidiary entities in Hong Kong and Macau. The government of the People’s Republic of China may intervene or influence our company and our company structure, which presents unique risks and uncertainties that may negatively impact our business, growth, our ability to offer or continue to offer securities to investors and the value of such securities.” on page 15 of the Registration Statement.

Corporate History and Structure, page 49

6.	Please revise to reconcile your disclosure about the applicability of Hong Kong laws to Epsium HK. In this regard, we note your disclosure that “[a]s a Hong Kong registered entity, Epsium HK is subject to Hong Kong laws generally applicable to Hong Kong entities, such as Hong Kong enterprise income tax, data security oversight and antimonopoly laws and regulations;” however, you disclose on the cover page and on page 4 and 26 that you do not believe that “Epsium HK’s legal and operational risks in Hong Kong, such as legal and operational risks associated with Hong Kong data security oversight, anti-monopoly concerns, ability to conduct business in Hong Kong or accept foreign investment or list on a U.S. or other foreign exchange, are material to [y]our business, financial condition, results of operations, prospects, [y]our ability to conduct business in Hong Kong or accept foreign investment operations, or list on a U.S. or other foreign exchange because Epsium HK does not currently engage in activities subject to these laws and regulations.”

Response:

In response to the Staff’s comments, we revised and further updated the related disclosure in “Corporate History and Structure – Our Corporate History” on page 49 of the Registration Statement.

Epsium Enterprise Limited

Alameda Dr. Carlos D’assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Laura Hemmann, Esq., of King & Wood Mallesons LLP, at (347) 926 7542.

Sincerely,

/s/ Son I. Tam
Name:	Son I. Tam
Title:	Chief Executive Officer, Chief Financial Officer, and Chairman

cc: Laura Hemmann, Esq.

King & Wood Mallesons LLP

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